News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Elk Valley Coal Reaches New Five-Year Labour Agreement at Coal Mountain

CALGARY, May 5, 2005 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) announced that Elk Valley Coal Partnership and Local 7292 of the United Mineworkers of America agreed to a new five-year collective agreement at the Coal Mountain operations in southeast British Columbia. The Coal Mountain operations have an annual production capacity of approximately 3.5 million tonnes of coal.

The agreement covers the period from January 1, 2005 to December 31, 2009 and provides for improvements in wages and benefits. It is the third consecutive five-year agreement at Coal Mountain since Fording purchased the mine.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca